Video transcript

Armando Berrios, Audio 201 Instructor: Me I just really love music, especially R&B music. I loved it. I was like, there's gotta be a job out there where people work with these musicians and work with such talent. So, I went to a school and started interning at a studio. It was free work, but the knowledge that you get from interning is just invaluable. Eventually I started working with a whole bunch of artists in the music industry. That led to different things, I'm working with video games and Time magazine.

It's a lot of trial by fire, being thrown into situations and learning to overcome them with good education and having a good knowledge base. Most audio engineers are like open books, and they want everyone to know their knowledge. I don't harbor any secrets. I teach everyone exactly what I'm doing. Everyone is super interested in wanting to learn, wanting get better, wanting to learn the material as best you can.

It's really easy to be an instructor when every student just is ready to learn. You learn as a teacher as well. Avant has grown so much in the last three years. In the future it's only going to get better. Video design is something we're really looking forward to. Video digital production and audio programs and video programs in a tightly knit community. Keeping the small family vibe and just growing.